

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Joseph P. Slattery
Chief Financial Officer
Transenterix, Inc.
635 Davis Drive, Suite 30
Morrisville, NC 27560

Re: Transenterix, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit No 10.2
Filed May 9, 2019
File No. 000-19437

Dear Mr. Slattery:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance